Exhibit 99.1

Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 8 May 2020 at 9:00 am CET +31 (0)20 341 8223 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 8 May 2020 at 11:00 am CET +31 (0)20 531 5843 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com Press release Corporate Communications Amsterdam, 8 May 2020 ING posts 1Q2020 net result of €670 million ING actively supporting customers, employees and society during Covid - 19 pandemic • With most staﬀ working from home, ING is actively supporting customers, employees and communities and engaging with governments and regulators to support recovery • Net core lending increased by €12.3 billion in 1Q2020, largely reflecting liquidity provided in late March; net customer deposit inflow amounted to €9.2 billion ING 1Q2020 result before tax of €1,017 million, 35.7% lower than in 1Q2019 • Result reflects higher risk costs and negative valuation adjustments as a result of market volatility and the expected future economic impact of the Covid - 19 pandemic • Net interest income remained resilient; net fee and commission income increased on higher brokerage trades • Four - quarter rolling ROE was 8.4% and CET1 ratio stood at 14.0%, reflecting impacts on capital caused by volatility at the end of March and includes the impact of the new Definition of Default on RWA CEO statement "The Covid - 19 pandemic is profoundly aﬀecting society and the economy throughout the world, and it will continue to do so for some time,” said Ralph Hamers, CEO of ING Group. “As a globally operating bank, ING is aﬀected in a number of ways, including through the impact the pandemic has on our customers, employees and the communities where we operate. "In line with our purpose to empower customers, we’re taking actions to do our part in supporting retail and wholesale banking customers to adapt to this new situation. That includes oﬀering payment holidays in a number of countries, which allow our customers to postpone loan repayments. We’re also working with our corporate clients to deliver tailor - made solutions for their particular challenges. But it’s also about the basics of ensuring the availability of banking services through our mobile and digital channels. And this also involves things like making it easier to perform contactless payments by increasing limits and providing information and help for customers so they can learn how to do more of their banking through mobile and digital channels. "The health and safety of our employees is a top priority. We have smoothly transitioned to a situation where around 80 percent of staﬀ are now working from home. We support them with tools to enable them to work from home and oﬀer guidance to help them deal eﬀectively with the challenges that this can bring. And we’ve limited the number of employees in branches by keeping fewer branches open at this time and by reducing hours, while maintaining access to this channel. "The Covid - 19 pandemic also requires us to take actions to responsibly manage our business so we can deal with its impact. ING's commercial performance in the first quarter was broadly in line with the year - earlier period, and we showed stable net interest income and strong improvement in fee income. Our operational performance demonstrated the strength of our business model. However, we also saw substantially increased loan loss provisioning, including provisioning for the impact of the deteriorating macro - economic environment. This, together with fair value movements reflecting market volatility, resulted in a lower net result for the quarter. "Given the uncertainty in the current environment we will need to look closely at our cost base to ensure that our expenses optimally support our strategic priorities and other areas of high importance, such as our ongoing know your customer (KYC) eﬀorts. At the same time, ING is well capitalised and has a very stable funding base. This gives us the flexibility to support our customers and society during this crisis and work together with governments and regulators towards a recovery. Following the recommendation of the ECB, we have suspended dividend payments until at least 1 October. "While we now find ourselves in a period of great uncertainty, I remain confident about ING’s future. Since launching our Think Forward strategy in 2014, we’ve been among the leaders in digital banking and we oﬀer a diﬀerentiating customer experience, as shown by our growing number of customers and the increasing amount of business they do with us. Our ability to grow and diversify income, our large and stable deposit base and our well - diversified loan book are a strong combination supporting our balance sheet and future profitability. This provides a solid and sustainable foundation on which to continue to support our customers and play our role in society, now and in the future."

2 ING Press Release 1Q2020 Business Highlights Share Information 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Shares (in millions, end of period) Total number of shares 3,894.8 3,896.5 3,896.6 3,896.7 3,900.5 - T r easury sha r es 0.7 0.8 0.6 0.9 1.3 - Sha r e s outstandin g 3,894.1 3,895.7 3,896.0 3,895.8 3,899.2 Average number of shares 3,891.6 3,895.6 3,895.8 3,895.9 3,896.3 Share price (in euros) End of period 10.78 10.19 9.60 10.69 4.78 High 11.67 12.05 10.50 10.97 11.08 Low 9.34 9.60 8.34 9.06 4.30 Net result per share (in euros) 0.29 0.37 0.35 0.23 0.17 Sha r eholders' equity per sha r e 13.56 (end of period in euros) 13.50 13.74 13.80 13.93 Dividend per share (in euros) - 0.24 - - - Price/earnings ratio 1) 9.1 8.6 7.2 8.7 4.3 Price/book ratio 0.80 0.75 0.70 0.77 0.34 Share information 1) Four - quarter rolling average Market capitalisation (in ð billion) 0 20 40 60 37 42 19 42 40 30 Sep. 2019 31 Mar. 2020 31 Dec. 2019 31 Mar. 2019 30 Jun. 2019 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Tickers Security codes Stock exchanges (Bloomberg, Reuters) (ISIN, SEDOL) Euronext Amsterdam INGA NA, INGA.AS and Brussels New York Stock Exchange ING US, ING.N NL0011821202, BZ57390 / BYP1QY1 US4568371037, 2452643 Financial calendar Publication results 2Q2020: Publication results 3Q2020: Thursday, 6 August 2020 Thursday, 5 November 2020 Note: In line with the recommendations made by the ECB to European banks on 27 March 2020 regarding dividend distributions, ING will suspend all payment of dividends on its ordinary shares until at least 1 October 2020. All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 24 25 Relative share price performance 1 January 2019 to 31 March 2020 140 120 100 80 60 40 31 March 2020 1 Oct. 2019 1 July 2019 1 April 2019 1 Jan. 2020 1 Jan. 2019 ING Euro Stoxx Banks Euro Stoxx 50 Stoxx Europe 600 Banks Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders please contact: J.P. Morgan Chase Bank, N.A. Shareowner Services P.O. Box 64504 St. Paul, MN 55164 - 0504 Toll free number: +1 800 990 - 1135 Outside the US: +1 651 453 - 2128 Hearing impaired: +1 866 700 - 1652 Email: StockTransfer@equiniti.com

3 ING Press Release 1Q2020 Business Highlights The first quarter was marked by the spread of the Covid - 19 pandemic. In response, ING took numerous actions to help customers, employees and the communities where we operate to deal with the impact of the crisis. Covid - 19 pandemic The spread of Covid - 19 in the first quarter and its development into a global pandemic aﬀected ING in a number of ways, impacting our customers, operations and employees and the communities where we operate. Our purpose to empower customers guided us as we put in place measures to help them deal with the impact of the pandemic on their finances. This included extensions of loan repayments for SME and retail customers in various countries. We also work with larger corporate clients to deliver solutions tailored to their specific needs. It’s also about the basics, such as ensuring the continuity of mobile and digital banking services, making it easier for customers to access services and providing flexibility. Examples include proactively providing information on how to bank through mobile and digital channels in these new circumstances, increasing limits for contactless payments and waiving certain fees. The health and safety of our employees is a top priority. We were able to smoothly transition to a situation where around 80 percent of staﬀ are now working from home. We support them with tools to enable working from home and with guidance to help them deal eﬀectively with the challenges that home working can bring. To protect customer - facing staﬀ in our branches we strictly enforce social distancing guidelines, limit the number of open branches and restrict their opening hours. These measures allow us to maintain access to this channel. Our eﬀorts to help in the communities where we operate, driven by our local ING units, include donations to support healthcare professionals and facilities, assistance to charities that support critical social services and initiatives to help children impacted by the crisis. Know your customer Countering financial and economic crime remains a priority. In the first quarter of 2020, we enhanced the structure of our global KYC organisation with three pillars focused on overseeing customer due diligence, transaction monitoring and screening. Each pillar comprises a dedicated team with expert leads. This brings greater focus, strengthens steering and ensures end - to - end responsibility. We further implemented continuous name screening in a number of countries and all of our structural solutions are live and being rolled out. This enables us to continue building sustainable KYC operations in the fight against financial economic crime. We continue to have around 4,000 FTEs working in KYC - related activities. To further enhance their KYC knowledge and expertise, we partnered with the Association of Certified Anti - Money Laundering Specialists (ACAMS) to roll out their internationally recognised and certified KYC training. Finally, we also launched the ING Global Code of Conduct, which outlines 10 core principles of conduct expected from everyone at ING. These principles build on the ING Orange Code values and behaviours and are based on our existing policies, minimum standards and guidelines. Having a global code of conduct that all of our employees adhere to ensures consistency in the way we do things and enables our employees to be more risk - aware. This helps to keep ING safe, secure and compliant, ultimately safeguarding our customers, society and the entire financial system. Progress on strategic priorities We also saw growth in several key areas of strategic importance. Customer numbers increased, especially in the area of primary customers - those customers who have current accounts with recurrent income. Primary customers increased by more than 700,000 compared to the year - earlier period, moving us closer to our goal of 16.5 million primary relationships by 2022. And following the introduction of Apple Pay and Google Pay in Germany in 3 Q 2019 and Google Pay in Spain in 4 Q 2019 (after earlier introduction in Australia, the Netherlands, Poland and Romania) we saw a continued rapid increase in the first quarter in the use of mobile payments. Against a backdrop of lockdowns and other governmental measures in response to Covid - 19, mobile card payments continued to grow as a share of both total card payments and total contactless payments. Sustainability As a bank our biggest impact on the climate is through our financing, but our commitment and leadership around climate action start with our own operations. ING's Environmental Programme aims to limit the impact our operations have on the environment. Having already exceeded the 50% CO 2 e reduction target for year - end 2020 compared to 2014, we have set two new targets. We will reduce CO 2 e emissions from our buildings and data centres by 80 percent in 2022 compared to 2014 and aim for a 90 percent reduction by year - end 2030. And we aim to reduce CO 2 e emissions from business travel by airplane and car by 25% by year end - 2022 compared to 2014. Other targets relate to energy consumption, renewable electricity, global residual waste and water. They are outlined on our Environmental Performance page on ING.com.

Consolidated Results

Consolidated results	1Q2020	1Q2019	Change	4Q2019	Change
Profit or loss (in € million)					
Net interest income	3,501	3,483	0.5%	3,597	-2.7%
Net fee and commission income	783	675	16.0%	735	6.5%
Investment income	21	150	-86.0%	26	-19.2%
Other income	205	268	-23.5%	81	153.1%
Total income	**4,511**	**4,576**	**-1.4%**	**4,439**	**1.6%**
Staff expenses	1,465	1,374	6.6%	1,482	-1.1%
Regulatory costs[1]	526	515	2.1%	303	73.6%
Other expenses	842	898	-6.2%	890	-5.4%
Operating expenses	**2,833**	**2,787**	**1.7%**	**2,675**	**5.9%**
Gross result	**1,678**	**1,789**	**-6.2%**	**1,764**	**-4.9%**
Addition to loan loss provisions[2]	661	207	219.3%	428	54.4%
Result before tax	**1,017**	**1,582**	**-35.7%**	**1,337**	**-23.9%**
Taxation	329	443	-25.7%	428	-23.1%
Non-controlling interests	17	21	-19.0%	28	-39.3%
Net result	**670**	**1,119**	**-40.1%**	**880**	**-23.9%**
Net result per share (in €)	0.17	0.29		0.23	
Capital ratios (end of period)					
ING Group shareholders' equity (in € billion)	54.3	52.8	2.9%	53.8	1.0%
ING Group common equity Tier 1 ratio[3]	14.0%	14.7%		14.6%	
Customer lending/deposits (end of period, in € billion)					
Residential mortgages	294.6	291.6	1.0%	298.0	-1.1%
Other customer lending	337.0	318.7	5.7%	318.3	5.9%
Customer deposits	586.2	561.4	4.4%	574.4	2.1%
Profitability and efficiency					
Interest margin	1.51%	1.55%		1.57%	
Cost/income ratio	62.8%	60.9%		60.3%	
Return on equity based on IFRS-EU equity[4]	5.1%	9.0%		6.8%	
Employees (internal FTEs, end of period)	55,452	52,658	5.3%	54,514	1.7%
Four-quarter rolling average key figures					
Interest margin	1.54%	1.54%		1.54%	
Cost/income ratio	57.0%	59.0%		56.6%	
Return on equity based on IFRS-EU equity[4]	8.4%	9.5%		9.4%	
Risk					
Stage 3 ratio (end of period)	1.6%	1.5%		1.4%	
Stage 3 provision coverage ratio (end of period)	30.2%	30.7%		32.2%	
Risk costs in bps of average customer lending	42	14		28	
Risk-weighted assets (end of period, in € billion)	335.4	311.9	7.5%	326.4	2.7%

[1] Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes ('DGS') and to the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Interim profit not included in CET1 capital in 1Q2020 amounts to €1,754 million (FY2019: €1,754 million, 1Q2019: €2,595 million).
[4] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

4 ING Press Release 1Q2020

5 ING Press Release 1Q2020 Consolidated Results ING’s first - quarter 2020 net result was €670 million, down from €1,119 million in the first quarter of 2019 and €880 million in the previous quarter. The decline in net result was primarily due to higher risk costs and negative valuation adjustments caused by the market volatility and expected future economic impact of the Covid - 19 pandemic, partly oﬀset by higher fee income. The number of primary customer relationships increased by 56,000 in the first quarter of 2020 to 13.4 million. Net core lending grew by €12.3 billion and net customer deposits by €9.2 billion. ING Group’s CET1 ratio declined to 14.0% at the end of March 2020 from 14.6% at year - end 2019. This was due to an increase in risk - weighted assets (reflecting factors such as the implementation of the new Definition of Default) combined with a decline in CET1 capital reflecting a decrease of revaluation reserves and FX impacts, while the full net profit was added. ING’s return on IFRS - EU equity was 5.1% in the first quarter of 2020. On a four - quarter rolling average basis, which reduces the seasonality in results, the return on ING’s IFRS - EU equity was 8.4%. Total income declined slightly year - on - year, but increased from the previous quarter, supported by higher fee income and higher results in Group Treasury. Expenses excluding regulatory costs remained under control and declined from the elevated expense level in the fourth quarter of 2019. Risk costs rose to €661 million, or an annualised 42 basis points of average customer lending, and included collective Stage 2 provisions to reflect the worsened macro - economic indicators. Total results The first - quarter 2020 result before tax fell 35.7% compared with a year ago to €1,017 million, mainly due to a strong increase in risk costs. The gross result (before risk costs) declined 6.2% as income was 1.4% lower, while operating expenses increased 1.7%. The gross result of Retail Banking increased year - on - year, but Wholesale Banking and Corporate Line recorded declines, mainly due to the negative valuation adjustments and a one - oﬀ gain in the first quarter of 2019. Sequentially, the result before tax declined 23.9% due to the seasonally higher regulatory costs in the first quarter of the year and the increase in risk costs. This was partly compensated by 1.6% higher income and a 2.7% decline in expenses, excluding regulatory costs. Total income Total income decreased by €65 million, or 1.4%, to €4,511 million compared with the first quarter of 2019. The decline primarily reflects lower income in the Corporate Line, which included a €119 million one - oﬀ gain from the release of a currency translation reserve in the first quarter of 2019. Furthermore, income declined due to negative fair value adjustments triggered by the volatility and marked - to - market adjustments. These impacts were largely oﬀset by higher fee income, and higher income realised by Group Treasury as a result of increased market volatility. Compared with the fourth quarter of 2019, income rose by €72 million, or 1.6%, driven by Retail Banking. Total customer lending increased by €15.2 billion in the first quarter of 2020 to €631.6 billion. Adjusted for negative currency impacts and excluding Treasury lending and the run - oﬀ portfolios of WUB and Lease, ING’s net core lending increased by €12.3 billion. Residential mortgages increased by €0.7 billion due to continued growth in the Challengers & Growth Markets, partly oﬀset by small declines in the Netherlands and Belgium. Other net core lending grew by €11.6 billion. Retail Banking recorded €2.2 billion of growth, whereas other net core lending in Wholesale Banking rose by €9.4 billion. The increase in Wholesale Banking was mainly in Lending due to clients’ increased utilisation of revolving credit facilities driven by protective drawings associated with the Covid - 19 pandemic to ensure liquidity, partly oﬀset by a decline in Trade & Commodity Finance, that was mostly related to the drop in oil prices. Customer deposits rose by €11.8 billion to €586.2 billion in the first quarter of 2020. Excluding a €8.9 billion increase in Treasury and adjusted for €6.3 billion of negative currency impacts, net customer deposits grew by €9.2 billion. Retail Banking generated a net inflow of €3.2 billion, with growth in most countries. Net customer deposits in Wholesale Banking increased by €6.0 billion, mainly in Payments & Cash Management and in Financial Markets. Net interest income rose to €3,501 million from €3,483 million in the year - ago quarter, despite continued pressure from the low interest environment. The increase was mainly due to higher Treasury - related interest results (supported by the introduction of the ECB’s two - tiering system at the end of October 2019) and higher interest results on customer lending. This was largely oﬀset by lower interest results on customer deposits compared with the first quarter of 2019; this was caused by lower interest margins on both savings and current accounts due to lower reinvestment yields, while average current account volumes continued to increase. The overall lending margin increased slightly compared with a year ago, as improved interest margins on mortgages outpaced the impact of lower margins on other customer lending. The interest result in Financial Markets, which can be volatile, rose slightly.

6 ING Press Release 1Q2020 Consolidated Results Compared with the fourth quarter of 2019, total net interest income fell by €96 million, or 2.7%. This was primarily caused by lower interest results on customer deposits due to continued margin pressure on both savings and current accounts. Interest results on customer lending also declined due to lower margins on other (non - mortgage) customer lending, which had been supported by some one - oﬀs in the previous quarter, while the interest result on mortgages increased slightly. Lower net interest income in Financial Markets and in the Corporate Line was largely oﬀset by higher Treasury - related interest results. 3,750 3,500 3,250 3,000 2,750 Net interest income (in € million) and net interest margin (in %) 1.54% 3,597 1Q2019 2Q2019 3Q2019 4Q2019 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 3,470 1. 54% 1. 52% 1.57% 3,529 1. 54% 1. 54% 3,483 1. 55% 1. 54% 3,501 1.54% 1.51% 1Q2020 ING’s first - quarter 2020 net interest margin decreased to 1.51% from 1.57% in the fourth quarter of 2019, of which almost two basis points were caused by the increase of the average balance sheet and one basis point to lower interest results in Financial Markets. The remaining decline in the net interest margin was due to lower product margins on both other (non - mortgage) customer lending and customer deposits. During the first quarter of 2020, ING saw strong demand from corporate clients which resulted at the end of March in a €9.4 billon increase in Wholesale Banking’s net core lending. In addition, a number of institutional clients have trusted ING with considerable increases in deposits which we have in turn placed to the market in collateralised structures. On a four - quarter rolling average, the net interest margin remained stable at 1.54%. Net fee and commission income rose 16.0% to €783 million from €675 million in the first quarter of 2019. In Retail Banking, net fee and commission income increased by €72 million, driven by higher fee income on investment products and daily banking products. Total fee income in Wholesale Banking rose by €35 million, and was primarily recorded in Lending and Financial Markets. Compared with the fourth quarter of 2019, net fee and commission income increased by €48 million. Retail Banking fee income rose by €55 million, due to higher fees on investment and daily banking products, predomi - nantly in Germany and Belgium. Fee income in Wholesale Banking fell by €6 million due to lower fee income in Trade & Commodity Finance, mainly due to lower average oil prices, and lower deal activity in Corporate Finance. This was largely compensated by higher fee income in Financial Markets, reflecting increased deal activity in Global Capital Markets. Investment income fell to €21 million from €150 million in the first quarter of 2019, which had included a €119 million one - oﬀ gain from the release of a currency translation reserve related to sale of ING’s stake in Kotak Mahindra Bank. When adjusted for this one - time impact, investment income declined by €10 million compared with the year - ago quarter, and was €5 million lower than in the fourth quarter of 2019. First - quarter 2020 investment income consisted primarily of realised gains on the disposal of debt securities. Other income fell to €205 million from €268 million in the first quarter of 2019. The decline was mainly caused by negative marked - to - market fair value adjustments (among others related to syndicated loans and loans at fair value through profit or loss) and negative model valuation adjustments triggered by the Covid - 19 pandemic, which especially aﬀected 1.65 Wholesale Banking. Retail Belgium was negatively aﬀected by marked - to - market movements of derivatives, which are not in 1.60 hedge accounting. These impacts were largely oﬀset by 1.55 improved hedge results and the market volatility in March 1.50 enabled Global Treasury to realise net gains of €118 million. 1.45 This is reflected in the Treasury - related income of the segments. Compared with a very low fourth quarter of 2019, which had included significant negative valuation adjustments in Wholesale Banking and in the Corporate Line, other income rose by €124 million. Operating expenses Total operating expenses increased by €46 million, or 1.7%, compared with the year - ago quarter and were €158 million, or 5.9%, higher than in the fourth quarter of 2019. Total regulatory costs were €526 million in the first quarter of 2020 versus a comparable €515 million in the year - ago quarter. On a sequential basis, regulatory costs were up significantly from €303 million in the fourth quarter of 2019. This strong increase was attributable to seasonality, as ING is required to recognise certain annual charges in full in the first quarter of the year (such as the contributions to the European single resolution fund and to the Belgian deposit guarantee scheme, and the Belgian bank tax), while the previous quarter included the annual Dutch bank tax. 3,000 2,500 2,000 1,500 1,000 Operating expenses (in € million) and cost/income ratio (in %) 2, 334 56.6% 303 57.0% 2 ,307 526 2, 272 51 5 106 59 .0% 59 .0% 2, 354 97 55 .7% 62.5 60.0 57.5 55.0 52.5 Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) 2,372 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Expenses excluding regulatory costs rose by €35 million, or 1.5%, to €2,307 million compared with the first quarter of 2019. The increase was visible in all segments except Retail Netherlands, which recorded a decline of €6 million. The increase was mainly caused by collective - labour - agreement salary increases and around €60 million of higher KYC - related expenses, which were largely oﬀset by cost savings and some one - oﬀs, including a VAT refund in the Corporate Line.

7 ING Press Release 1Q2020 Consolidated Results Compared with the fourth quarter of 2019, expenses excluding regulatory costs declined by €65 million, or 2.7%, of which almost €15 million was caused by lower KYC - related expenses. The decline was visible in most segments; only Retail Germany and Retail Belgium recorded higher expenses. ING’s first - quarter 2020 cost/income ratio was 62.8% versus 60.9% in the year - ago quarter and 60.3% in the previous quarter. On a four - quarter rolling average basis, which reduces the seasonal impact of regulatory costs, the cost/income ratio decreased to 57.0% from 59.0% one year ago (which still included the €775 million settlement agreement with the Dutch authorities on regulatory issues) and was slightly higher than the 56.6% for the full - year 2019. Excluding regulatory costs, the four - quarter rolling average was 51.3%. The total number of internal staﬀ rose by 938 FTEs in the first quarter of 2020 to 55,452 FTEs, primarily in Retail Banking, including an increase in ING’s shared service centers and the insourcing of externals. Higher internal staﬀ numbers were recorded in most countries, but especially in the Netherlands, Germany (partly caused by the first - time consolidation of a subsidiary) and in the Philippines. This was partly oﬀset by declines, particularly in Belgium and Turkey. Addition to loan loss provisions ING recorded €661 million of net additions to loan loss provisions in the first quarter of 2020 compared with €207 million in the year - ago quarter and €428 million in the fourth quarter of 2019. There were several larger additions for files in Wholesale Banking and Mid - corporates lending, on both existing and some new files. Wholesale Banking furthermore recorded a €41 million collective Stage 2 provision for increased risk that is observed in the US reserve - based lending book, triggered by the sharp decline in oil price. Additionally, a collective Stage 2 provision of € 206 million was recorded, reflecting the worsened macro - economic indicators due to the economic impact of lockdown measures related to the Covid - 19 pandemic . Addition to loan loss provisions (in € million) 0 250 500 750 0 20 40 60 209 661 207 428 276 14 42 14 28 18 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Addition to loan loss provisions Of which collective Stage 2 provisions Risk costs in bps of average customer lending (annualised) Wholesale Banking recorded €373 million of risk costs in the first quarter of 2020, up from €71 million in the year - ago quarter and €254 million in the previous quarter, which had included a sizeable provision for a suspected external fraud case. First - quarter 2020 risk costs were impacted by various individual Stage 3 provisions, mainly attributable to some larger clients in the Americas and Asia, as well as the aforementioned collective Stage 2 provisions for the US reserve - based lending book . Additionally, € 114 million of the collective Stage 2 provision related to the worsening macro - economic indicators was allocated to Wholesale Banking . Retail Netherlands recorded €19 million of net additions to loan loss provisions in the first quarter of 2020 (including a €25 million Stage 2 provision related to the macro - economic indicators), up from €11 million in the year - ago quarter and €15 million in the previous quarter. Risk costs in Retail Belgium were €126 million versus €42 million one year ago and €84 million in the previous quarter. The first - quarter 2020 risk costs in Retail Belgium were primarily related to the mid - corporates segment and to a lesser extent consumer lending, and also included a €20 million Stage 2 provision related to the macro - economic indicators. Risk costs in the Retail Challengers & Growth Markets amounted to €140 million (including a €47 million Stage 2 provision related to the macro - economic indicators), up from €84 million in the first quarter of 2019 and €75 million in the previous quarter. First - quarter 2020 risk costs were recorded mainly in Poland, Romania, Italy and Australia, whereas Turkey recorded a small net release. Risk costs in Germany were limited to €6 million and mainly connected to the consumer lending portfolio. ING’s Stage 3 ratio, which represents Stage 3 credit - impaired outstandings as a percentage of total credit outstandings, increased to 1.6% in the first quarter of 2020 from 1.4% at year - end 2019. The majority of the increase is caused by the implemention of Definition of Default (DoD). The new DoD rules resulted in an increase of Stage 3 credit - impaired outstandings and impacted all the segments and products in Retail Banking. The Stage 3 ratio of Wholesale Banking remained flat. ING's Stage 2 ratio increased to 5.9% in the first quarter of 2020 from 5.3% at year - end 2019. Total first - quarter 2020 risk costs were 42 basis points of average customer lending . Excluding the € 247 million collective Stage 2 provisions, risk costs were 27 basis points of average customer lending . ING’s through - the - cycle average is approximately 25 basis points . Result before tax Result before tax (in € million) 2,500 2,000 1,500 1,000 500 0 2,005 1,337 1,582 1,017 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 1,911 ING’s first - quarter 2020 result before tax was €1,017 million, down 35.7% from the year - ago quarter, mainly due to the strong increase in risk costs. Income was 1.4% lower, while operating expenses increased 1.7%. Compared with the

8 ING Press Release 1Q2020 Segment Reporting: Retail Banking Consolidated Results 0 5 10 fourth quarter of 2019, the result before tax declined 23.9%. In addition to higher risk costs, this was mainly due to the seasonally high regulatory costs in the first quarter of the year, partly oﬀset by 1.6% higher income and a 2.7% decline in expenses excluding regulatory costs. Net result ING’s net result was €670 million, down 40.1% year - on - year and 23.9% lower as compared with the fourth quarter of 2019. The eﬀective tax rate was 32.4% compared with 28.0% one year ago and 32.0% in the previous quarter. The relatively high eﬀective tax rate in the first quarter of 2020 was mainly caused by the lower result before tax and a higher level of non - deductible charges (including the new thin capitalisation rule for financials in the Netherlands). Return on equity ING Group (in %) 15 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 9.4 10.4 9.4 9.5 9.0 11.4 10.5 6.8 5.1 8.4 In the first quarter of 2020, ING’s return on average IFRS - EU equity was 5.1% compared with 9.0% reported over the first quarter of 2019 and 6.8% over the fourth quarter of 2019. On a four - quarter rolling average basis, which reduces the seasonality in results, the return on ING Group’s average IFRS - EU equity declined to 8.4% from 9.4% in the previous four - quarter rolling period. This decline in ROE was caused by a 9.4% lower four - quarter rolling net result combined with a 1.3% increase in average equity. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 31 March 2020, interim profit not included in CET1 capital amounted to €1,754 million. The full net profit over the first quarter of 2020 has been added to CET1 capital, in line with the recommendation by the ECB. ING’s net result per share was €0.17 in the first quarter of 2020, based on an average number of shares outstanding of 3,896.3 million during the quarter.

9 ING Press Release 1Q2020 Segment Reporting: Retail Banking Retail Benelux Retail Netherlands Retail Netherlands posted a result before tax of €554 million in the first quarter of 2020, up 3.9% compared with the year - ago quarter. The increase in pre - tax result was mainly attributable to higher income from Treasury - related activities, which more than oﬀset the impact from lower margins on savings and current accounts. Sequentially, the result before tax was up by €17 million, or 3.2%. Income increased by €4 million, mainly attributable to higher Treasury - related revenues, and expenses were €17 million lower compared with the fourth quarter of 2019. The net addition to loan loss provisions increased by only €4 million in spite of a €25 million collective Stage 2 provision related to the worsened macro - economic indicators recorded in the first quarter of 2020. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 24.3% in the first quarter of 2020. Result before tax - Retail Netherlands (in ð million) 800 600 400 200 0 535 533 537 554 599 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Total income increased by €37 million, or 3.4% year - on - year, mainly due to higher Treasury - related revenues and higher income on mortgages, reflecting higher margins that more than oﬀset a small decline in mortgage volumes. The increase in income was partly oﬀset by lower net interest income from savings and current accounts, reflecting the low interest rate environment. Sequentially, total income increased by €4 million, or 0.4%. This was mainly attributable to the aforementioned increase in Treasury - related revenues and a small increase in fee income. These factors were largely oﬀset by lower net interest income on savings and current accounts as well as on mortgages; the latter was due to lower volumes reflecting high prepayments and a decrease in margins. Total customer lending increased by €0.9 billion in the first quarter of 2020 to €161.0 billion. Net core lending (excluding Treasury and the WUB run - oﬀ portfolio) decreased slightly by €0.1 billion, as a €0.3 billion increase in business lending was oﬀset by a €0.2 billion decrease in mortgages and a €0.1 billion decrease in consumer lending. Net customer deposits (excluding Treasury) grew by €1.5 billion, entirely in current accounts. Operating expenses increased by €8 million from the year - ago quarter to €566 million, as lower staﬀ expenses were more than oﬀset by higher regulatory costs. Sequentially, expenses decreased by €17 million as lower staﬀ, marketing and IT - related expenses were partly oﬀset by higher regulatory costs. First - quarter 2020 risk costs were limited to €19 million in spite of a €25 million collective Stage 2 provision related to the worsened macro - economic indicators. In the first In € million Retail Benelux 1Q2020 1Q2019 Netherlands Belgium 1Q2020 1Q2019 1Q2020 1Q2019 Profit or loss Net interest income 1,356 1,350 880 874 476 476 Net fee and commission income 277 256 168 166 110 90 Investment income 17 8 1 1 16 6 Other income 83 92 90 61 - 7 31 Total income 1,734 1,705 1,139 1,102 595 603 Expenses excl. regulatory costs 851 824 480 486 370 338 Regulatory costs 276 262 86 72 190 190 Operating expenses 1,127 1,086 566 558 560 528 Gross result 607 619 573 544 34 75 Addition to loan loss provisions 145 52 19 11 126 42 Result before tax 462 567 554 533 - 92 33 Customer lending/deposits (end of period, in € billion) Residential mortgages 150.7 150.5 111.7 112.1 39.1 38.4 Other customer lending 102.4 99.3 49.4 47.9 53.0 51.4 Customer deposits 249.0 234.9 158.1 147.4 90.9 87.5 Profitability and efficiency Cost/income ratio 65.0% 63.7% 49.7% 50.6% 94.2% 87.6% Return on equity based on 13.5% CET1 1) 11.0% 14.8% 24.3% 25.0% - 5.1% 2.4% Employees (internal FTEs, end of period) 17,726 17,225 9,755 9,137 7,971 8,088 Risk Risk costs in bps of average customer lending 23 8 5 3 55 19 Risk - weighted assets (end of period, in € billion) 94.7 87.1 50.4 47.4 44.3 39.7 Retail Benelux: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised).

10 ING Press Release 1Q2020 Segment Reporting: Retail Banking quarter of 2019, risk costs had been €11 million and fourth - quarter 2019 risk costs €15 million. Excluding the €25 million collective Stage 2 provision, there was a €6 million net release from the loan loss provisions in first quarter of 2020, due to releases in the mortgages and business lending portfolios. Risk - weighted assets decreased by €0.6 billion in the first quarter of 2020 to €50.4 billion due to lower operational risk - weighted assets, partly oﬀset by model updates (including the new Definition of Default). Retail Belgium Retail Belgium, which includes Luxembourg, posted a first - quarter 2020 result before tax of € - 92 million, down from €33 million in the year - ago quarter. The €125 million decrease in pre - tax result was mainly attributable to higher risk costs and higher expenses. On a sequential basis, the result before tax fell by €203 million. The decline versus the previous quarter was caused by the annual Belgian regulatory costs, which are booked in full in the first quarter of each year. Excluding regulatory costs, the result before tax was €23 million lower than in the fourth quarter of 2019, as higher income was more than oﬀset by higher risk costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was - 5.1% in the first quarter of 2020. On a four - quarter rolling average basis, which reduces the seasonality in results, the ROE was 6.4%. Result before tax - Retail Belgium (in ð million) - 92 207 111 295 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 - 200 33 0 200 400 Total income decreased by €8 million, or 1.3%, year - on - year, as higher fee income from investment products and higher net interest income from mortgages (due to higher volumes and improved margins) was more than oﬀset by lower Treasury - related revenues and reduced net interest income from savings and current accounts, reflecting lower margins. The Treasury - related revenues were negatively aﬀected by marked - to - market movements of derivatives which are not in hedge accounting, partly oﬀset by some capital gains. Sequentially, total income increased by €30 million, or 5.3%. This was mainly attributable to the aforementioned higher fee income, reflecting the strong performance in investment products, as well as higher fees for daily banking packages, which came into eﬀect in the first quarter of 2020. Customer lending increased by €0.8 billion in the first quarter of 2020 to €92.1 billion. Net core lending (excluding Treasury) increased by €1.1 billion, of which €1.1 billion was in business lending and €0.2 billion in consumer lending; residential mortgages declined by €0.2 billion. Total customer deposits rose by €1.3 billion in the first quarter to €90.9 billion. Excluding Treasury, net customer deposits increased by €0.5 billion, driven by higher current account balances. Operating expenses were €560 million, up by €32 million, or 6.1%, year - on - year, mainly attributable to higher KYC - related expenses. On a sequential basis, expenses increased by €190 million, reflecting the annual contributions for the European single resolution fund, the Belgian deposit guarantee scheme and the Belgian bank tax, all of which were recorded in the first quarter. First - quarter 2020 risk costs were €126 million, which translates into 55 basis points of average customer lending. Compared with the year - ago quarter, risk costs increased by €84 million; compared with the fourth quarter of 2019, they rose by €42 million. The sharp increase versus the year - ago quarter was driven by business lending, which mainly reflects additional risk costs for existing files, and by a €20 million collective Stage 2 provision related to the worsened macro - economic indicators. Risk - weighted assets increased by €4.4 billion in the first quarter of 2020 to €44.3 billion, mainly reflecting model updates (primarily the new Definition of Default) and a lending - volume increase, partly oﬀset by lower operational risk - weighted assets.

11 ING Press Release 1Q2020 Segment Reporting: Retail Banking In € million Retail Challengers & Growth Markets 1Q2020 1Q2019 Germany Other Challengers & Growth Markets 1Q2020 1Q2019 1Q2020 1Q2019 Profit or loss Net interest income 1,105 1,079 396 391 709 688 Net fee and commission income 210 159 106 55 103 104 Investment income 1 15 0 11 1 4 Other income 111 78 31 41 80 37 Total income 1,426 1,331 533 498 894 833 Expenses excl. regulatory costs 746 713 255 243 491 470 Regulatory costs 120 121 40 52 80 69 Operating expenses 866 834 295 296 571 538 Gross result 561 497 238 203 323 295 Addition to loan loss provisions 140 84 6 2 134 82 Result before tax 421 414 232 201 189 213 Customer lending/deposits (end of period, in € billion) Residential mortgages 143.1 140.3 76.3 73.8 66.8 66.5 Other customer lending 38.8 37.9 10.9 10.7 27.9 27.2 Customer deposits 266.9 265.6 137.4 136.9 129.5 128.8 Profitability and efficiency Cost/income ratio 60.7% 62.6% 55.4% 59.3% 63.9% 64.6% Return on equity based on 13.5% CET1 1) 11.3% 11.4% 18.0% 15.1% 7.7% 9.4% Employees (internal FTEs, end of period) 24,045 22,496 5,258 4,861 18,786 17,635 Risk Risk costs in bps of average customer lending 30 19 3 1 56 35 Risk - weighted assets (end of period, in € billion) 79.9 73.3 28.5 25.4 51.4 47.9 Retail Challengers & Growth Markets: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised). Retail Challengers & Growth Markets Retail Germany Retail Germany, which includes Austria, recorded a first - quarter 2020 result before tax of €232 million, which is €31 million higher than in the first quarter of 2019. This increase was primarily due to higher net fee and commission income from investment products. Compared with the fourth quarter of 2019, the result before tax decreased by €9 million as the previous quarter had been supported by net releases in risk costs. The gross result (before risk costs) improved sequentially by €19 million on the back of higher income, which more than oﬀset the seasonally higher regulatory costs in the first quarter. Result before tax - Retail Germany (in ð million) 400 300 200 100 0 232 248 268 201 241 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Retail Germany continued to record solid business growth, adding approximately 88,000 primary customers in the first quarter and growing net core customer lending by €0.6 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 18.0% for the quarter. Total income was €533 million, up 7.0% from the first quarter of 2019. The increase was mainly driven by higher fee income on investment products thanks to a record number of brokerage trades on the back of market volatility as well as higher income from mortgages. This was partly oﬀset by lower net interest income on savings due to margin pressure and lower Treasury - related revenues due to hedge - accounting volatility and lower capital gains. Compared with the fourth quarter of 2019, total income increased by €62 million, or 13.2%. This was mainly driven by higher fee income on investment products and higher income on lending products (predominantly mortgages), while income on savings and current accounts declined. Total customer lending grew by €0.5 billion in the first quarter of 2020 to €87.2 billion. Net core lending, which excludes Treasury, grew by €0.6 billion, with the growth almost equally spread over mortgages and consumer lending. Customer deposits decreased by €1.1 billion to €137.4 billion. Excluding Treasury, net customer deposits declined by €1.2 billion, reflecting lower savings volumes which clients partly shifted to investment products. Operating expenses were €1 million lower than in the year - ago quarter. Higher KYC - related costs and investments to support business growth were fully oﬀset by €12 million of lower regulatory costs. Sequentially, operating expenses increased by €43 million, of which €23 million was for regulatory costs due to the annual recognition of part of the deposit guarantee scheme costs as well as the contribution

12 ING Press Release 1Q2020 Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking to the European single resolution fund. Expenses excluding regulatory costs rose by €20 million. This was mainly due to higher costs for IT and regulatory change programmes after a low fourth quarter of 2019, the first - time consolidation of a subsidiary, higher staﬀ - related expenses, and investments to support business growth, including higher acquisition costs resulting from the continued growth in primary customers. Risk costs were €6 million (including a €1 million collective Stage 2 provision related to the worsened macro - economic indicators) versus €2 million in the first quarter of 2019 and € - 23 million in the fourth quarter of 2019, which had included net releases related to model updates for mortgages and consumer lending. Risk - weighted assets increased by €2.3 billion in the first quarter of 2020 to €28.5 billion on the back of model updates (mainly the new Definition of Default). Retail Other Challengers & Growth Markets The first - quarter 2020 result before tax of Retail Other Challengers & Growth Markets was €189 million, down from €213 million in the first quarter of 2019. The decrease is explained by higher risk costs and expenses, partially oﬀset by higher income. Compared with the fourth quarter of 2019, the result before tax decreased by €17 million. The decrease was mainly attributable to higher risk costs in the first quarter of 2020, which oﬀset higher income and slightly lower expenses. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 7.7% in the first quarter of 2020. Result before tax - Retail Other Challengers & Growth Markets (in ð million) 400 300 200 100 0 213 225 206 291 189 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Total income grew 7.3% to €894 million compared with the first quarter of 2019. This was driven by continued resilient results in most of the countries (especially in the non - eurozone), reflecting higher volumes at stable margins and higher Treasury - related revenues. Net fee and commission income was stable. Compared with the fourth quarter of 2019, total income increased by €19 million, mainly due the aforementioned higher Treasury - related revenues. Customer lending decreased by €4.3 billion in the first quarter of 2020 to €94.6 billion, due entirely to currency impacts, particularly in Australia and Poland. Excluding currency impacts and Treasury, net core lending grew by €1.3 billion, of which €0.8 billion was in residential mortgages. Poland, Spain, Australia and Romania were the main contributors to the net core lending growth, while in Italy lending declined. Customer deposits decreased by €3.0 billion to €129.5 billion, and were also highly impacted by FX movements. Net customer deposits (excluding currency impacts and Treasury) grew by €2.3 billion, driven by net inflows, mainly in Poland and Spain. Operating expenses increased by €33 million from a year ago to €571 million, of which €11 million was due to higher regulatory costs. The remaining increase was mainly due to business growth and the implementation of bank - wide regulatory programs, including KYC. Compared with the fourth quarter of 2019, operating expenses decreased by €1 million, despite a €13 million increase in regulatory costs, mainly attributable to the annual contribution to the local single resolution fund in Poland. The decline in expenses excluding regulatory costs was mainly related to lower staﬀ costs and lower marketing expenses. First - quarter 2020 risk costs were €134 million and included a €46 million collective Stage 2 provision related to the worsened macro - economic indicators. Total risk costs increased by €52 million compared with the first quarter of 2019, and were €37 million higher than in the previous quarter. The increase versus both prior periods was primarily visible in Poland, Romania, Italy and Australia, whereas in Turkey risk costs declined. Risk - weighted assets decreased by €0.6 billion in the first quarter of 2020 to €51.4 billion, primarily as a result of currency impacts, a lower value of our stake in Bank of Beijing, and lower operational risk - weighted assets. This was oﬀset by model updates (mainly the new Definition of Default) and higher lending volumes.

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account

	Total Wholesale Banking		Lending		Daily Banking & Trade Finance		Financial Markets[2]		Treasury & Other	
In € million	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019
Profit or loss										
Net interest income	937	930	622	639	181	188	102	92	32	11
Net fee and commission income	297	262	131	112	124	126	37	20	5	4
Investment income	4	8	0	0	0	0	0	0	4	8
Other income	33	106	-88	-9	9	12	14	84	98	21
Total income	**1,270**	**1,307**	**665**	**741**	**314**	**326**	**154**	**196**	**138**	**44**
Expenses excl. regulatory costs	669	640	230	221	182	161	194	196	63	61
Regulatory costs	130	132	45	48	25	30	38	35	23	18
Operating expenses	**799**	**771**	**275**	**269**	**207**	**192**	**232**	**231**	**86**	**79**
Gross result	**471**	**536**	**390**	**472**	**108**	**134**	**-78**	**-35**	**52**	**-36**
Addition to loan loss provisions	373	71	306	57	62	18	0	-2	6	-2
Result before tax	**98**	**465**	**84**	**416**	**46**	**116**	**-78**	**-33**	**46**	**-34**
Customer lending/deposits (end of period, in € billion)										
Residential mortgages	0.8	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.8
Other customer lending	195.5	181.2	151.8	142.5	30.4	32.8	2.1	1.2	11.1	4.6
Customer deposits	70.3	60.9	0.5	0.4	58.2	49.7	6.4	5.4	5.3	5.4
Profitability and efficiency										
Cost/income ratio	62.9%	59.0%	41.4%	36.3%	65.7%	58.8%	150.8%	117.8%	62.3%	181.1%
Return on equity based on 13.5% CET1[1]	1.2%	6.3%	1.4%	8.7%	3.6%	10.4%	-7.7%	-3.6%	11.8%	-8.1%
Employees (internal FTEs, end of period)	13,676	12,935								
Risk										
Risk costs in bps of average customer lending	80	16	84	16	62	18	-2	-54	29	-14
Risk-weighted assets (end of period, in € billion)	158.2	148.5	99.2	95.0	22.7	23.6	24.2	21.0	12.1	9.0

[1] After-tax return divided by average equity based on 13.5% of RWA (annualised).
[2] Return on equity of ING's total Financial Markets activities (including Retail Banking) was -4.3% in 1Q2020 and -1.1% in 1Q2019.

Wholesale Banking

In the first quarter of 2020, the result before tax of Wholesale Banking was €98 million, down from €465 million one year ago. The decrease predominantly reflects elevated risk costs, primarily caused by various individual Stage 3 provisions (mainly attributable to some larger clients in the Americas and Asia), as well as collective Stage 2 provisions taken in relation to the Covid-19 pandemic and the lower oil price. In addition, income showed a modest decline, and expenses increased compared to the year-ago quarter. Lower income was visible across most products, especially in Lending mainly due to negative valuation results, while income increased in Treasury & Other. Sequentially, the result before tax declined by €138 million, mainly due to the aforementioned elevated risk costs, combined with lower income in Lending, and Daily Banking & Trade Finance. This was only partly offset by higher revenues in Treasury & Other and Financial Markets, as well as lower operating expenses.

Net core lending (excluding currency impacts, Treasury and the lease run-off portfolio) increased by €9.4 billion in the first quarter of 2020. The increase was mainly visible in Lending due to clients' increased utilisation of revolving credit facilities to ensure liquidity amid the economic uncertainty due to the Covid-19 pandemic. This increase was partly offset by lower net core lending in Daily Banking & Trade Finance, predominantly in Trade & Commodity Finance, reflecting lower average oil prices. Net customer deposits increased by €6.0 billion, primarily in Payments & Cash Management.

The return on equity, based on a 13.5% common equity Tier 1 ratio, was 1.2% in the first quarter of 2020. On a four-quarter rolling average basis, the ROE declined to 5.5% from 8.5% one year ago.

Result before tax - Wholesale Banking (in € million)



800
600
400
200
0
465
553
576
236
98
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020

Total income was €1,270 million, down 2.8% year-on-year. This was predominantly due to lower income in Lending and Financial Markets, while income rose in Treasury & Other. Sequentially, income decreased by €52 million, or 3.9%. This was due to declines in income in Lending and in Daily Banking & Trade Finance, partly offset by higher income in Treasury & Other and in Financial Markets.

Net interest income increased by €7 million year-on-year, driven by Treasury & Other and Financial Markets, while interest results in Lending and Daily Banking & Trade Finance decreased. On a sequential basis, net interest income fell 8.6%, mainly attributable to Lending, as the previous quarter had included significant one-offs on some specific customers.

ING Press Release 1Q2020

13

14 ING Press Release 1Q2020 Segment Reporting: Wholesale Banking Net fee and commission income increased 13.4% compared with the same quarter of last year. This increase was mainly driven by higher commission income related to syndicated deals in Lending and higher fees in Financial Markets. Sequentially, net fee and commission income decreased 2.0%. This decline was primarily caused by lower deal activity in Corporate Finance and lower fees in Trade & Commodity Finance (mainly due to lower average oil prices), largely compensated by higher commission income in Financial Markets due to higher deal activity in Global Capital Markets. Total other income was €33 million, down from €106 million in the first quarter of 2019. This decrease was primarily caused by Lending, which included significant negative marked - to - market adjustments related to syndicated loans and loans at fair value through profit or loss, as well as lower income in Financial Markets due to negative valuation adjustments and losses in Credit Trading. The decline in other income was partly oﬀset by higher income in Treasury & Other, which was mainly caused by capital gains and higher hedge results. Sequentially, other income increased by €35 million, mainly driven by Treasury & Other income, while other income in Lending declined due to the aforementioned items. Operating expenses increased to €799 million from €771 million in the first quarter of 2019. Excluding regulatory cost and currency impacts, operating expenses rose by €26 million, or 4.0%. The increase was mostly attributable to higher staﬀ - related costs, reflecting annual salary increases and an increase in KYC - related staﬀ, as well as higher IT expenses. Regulatory costs in the first quarter of 2020 included the annual contribution to the European single resolution fund as well as the annual Belgian bank tax, while the fourth quarter of 2019 had included the annual Dutch bank tax. Sequentially, expenses excluding regulatory costs and FX impacts decreased by 2.6%, primarily due to continued cost - eﬃciency measures. Risk costs amounted to €373 million (or 80 basis points of average customer lending), up from a low €71 million in the year - ago quarter and €254 million in the fourth quarter of 2019. First - quarter 2020 risk costs were predominantly impacted by various individual Stage 3 provisions, mainly attributable to some larger clients in the Americas and Asia, as well as a €41 million collective Stage 2 provision for increased risk that is observed in the US reserve - based lending book, triggered by the sharp decline in the oil price. Additionally, €114 million of the collective Stage 2 provision related to the worsened macro - economic indicators driven by the economic impact of Covid - 19 was allocated to Wholesale Banking. Overall, the Stage 3 ratio in Wholesale Banking remained stable compared with the previous quarter. In the first quarter of 2020, risk - weighted assets increased by €3.1 billion to €158.2 billion, mainly due to higher market RWA related to increased volatility, and higher operational RWA. The impact from lending - volume growth and higher FM exposures due to market movements was oﬀset by the release of part of the expected supervisory impact taken in the previous quarter, reflecting the announced postponement of some pending TRIM impacts. Lending Result before tax - Lending (in ð million) 0 200 400 600 396 448 337 84 416 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 Lending posted a result before tax of €84 million, down 79.8% from the first quarter of 2019 due to increased risk costs, combined with lower income due to marked - to - market fair value adjustments and slightly higher expenses. Sequentially, the result before tax fell 75.1% as lower expenses were more than oﬀset by lower income and the aforementioned elevated Stage 2 provisioning and Stage 3 additions. Net core lending (excluding currency eﬀects) increased by €11.2 billion in the first quarter of 2020, mainly due to clients’ increased utilisation of revolving credit facilities in March to secure liquidity at the start of the Covid - 19 pandemic. Total income was €665 million, down 10.3% from a year ago. Fee income was strong and grew by 17.0%, supported by higher syndicated deal activity. The decline in total income was primarily due to €82 million of losses (recorded in other income) caused by negative marked - to - market adjustments related to syndicated loans and loans at fair value through profit or loss. In addition, net interest income fell 2.7% due to lower margins, while the positive impact of the significant volume growth on the result for this quarter was only limited. On a sequential basis, income fell 14.1% due to both lower interest and lower other income. Net interest income was down on the fourth quarter of 2019, as the previous quarter had included significant one - oﬀs on some specific customers. The decline in other income is mainly explained by the aforementioned fair value adjustments. Expenses rose 2.2% compared to the first quarter of 2019, primarily due to higher KYC - related expenses, as well as increased staﬀ expenses related to annual salary increases. Sequentially, expenses decreased by €31 million, predominantly explained by lower regulatory costs. Risk costs amounted to €306 million and were primarily aﬀected by some sizeable individual new files and additions to existing files mainly in the Americas and Asia, as well as the collective Stage 2 provisions for the US reserve - based lending book and the worsened macro - economic indicators related to the Covid - 19 pandemic. This compares to risk costs of €57 million in the year - ago quarter and €131 million in the previous quarter.

Segment Reporting: Wholesale Banking

Daily Banking & Trade Finance

Result before tax - Daily Banking & Trade Finance (in € million)


300
200
100
0
116
162
167
31
46
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020

Daily Banking & Trade Finance (DB&TF) recorded a result before tax of €46 million, down 60.3% from one year ago due to higher risk costs and higher expenses, as well as lower income. Sequentially, the result before tax rose by €15 million. This increase was driven by lower risk costs, partly offset by lower income and higher expenses. The previous-quarter risk costs had included a sizeable provision for a suspected external fraud case.

Total income decreased 3.7% year-on-year. This was primarily the result of lower margins in Payments & Cash Management (PCM), which were mainly caused by FED rate cuts, as well as lower oil prices, which affected interest and fee income in Trade & Commodity Finance (TCF). These factors were only partly offset by higher income in Bank Mendes Gans, driven by continued high net interest income stemming from higher balances and strong interest margins. Compared with the previous quarter, income fell 7.4%, mainly attributable to TCF and PCM owing to the aforementioned factors. Net core lending decreased by €2.0 billion, predominantly in TCF due to the drop in oil prices.

Expenses increased 7.8% year-on-year, mainly due to higher KYC-related costs and IT expenses. Sequentially, expenses increased by €11 million due to €6 million of higher regulatory costs, the increase in staff expenses related to the annual salary increases, as well as higher KYC-related costs.

Risk costs were €62 million compared with €18 million in the first quarter of 2019 and €112 million in the previous quarter (as it had included some larger files in TCF and the aforementioned sizeable provision for a suspected external fraud case). The risk costs in the current quarter also mainly reflect additions for TCF files.

Financial Markets

Result before tax - Financial Markets (in € million)


75
0
-75
-150
-33
-20
33
-101
-78
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020

Financial Markets recorded a result before tax of €-78 million compared with €-33 million in the first quarter of 2019 and €-101 million in the fourth quarter of 2019.

Revenues were up in the Forex, Non-Linear, Structured Products and Commodities businesses, which all benefited from the volatility on the financial markets. Furthermore, Global Securities Finance revenues rose due to interest rate cuts, and Global Capital Markets experienced strong deal flow in January and February 2020. Despite these increases, income fell by €42 million compared with the first quarter of 2019, mainly due to the Covid-19 pandemic which resulted in Credit Trading losses and €-92 million of negative valuation adjustments (versus €-58 million in the first quarter of 2019 and €-74 million in the fourth quarter of 2019). Compared with the fourth quarter of 2019, income increased by €7 million, as improved results in most of the businesses were largely offset by the aforementioned Credit Trading losses and increased negative valuation adjustments.

Operating expenses increased 0.4% year-on-year due to higher regulatory costs. Sequentially, expenses excluding regulatory costs declined by €12 million, mainly due to lower staff costs and performance-related expenses, as well as lower IT expenses.

Treasury & Other

Result before tax - Treasury & Other (in € million)


100
50
0
-50
-100
-34
-37
-21
-31
46
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020

Treasury & Other recorded a result before tax of €46 million versus €-34 million in the first quarter of 2019 and €-31 million in the previous quarter.

Income increased to €138 million from €44 million a year ago. First-quarter 2020 income included improved hedge results and higher Treasury income. Sequentially, total income increased by €77 million, driven by the aforementioned items. These factors were partly offset by lower Corporate Finance fees due to reduced deal activity and lower income in Corporate Investments, as the previous quarter had included the sale of an equity stake.

Operating expenses rose by €7 million year-on-year and by €5 million compared with the previous quarter, primarily reflecting higher regulatory costs. Expenses excluding regulatory costs decreased by €6 million compared with the fourth quarter of 2019.

Risk costs amounted to €6 million for the quarter compared with €-2 million in the first quarter of 2019 and €11 million in the fourth quarter of 2019. The year-on-year increase was mainly related to Corporate Investments and the General Lease portfolio. In the fourth quarter of 2019, risk costs had been largely related to the General Lease portfolio.

ING Press Release 1Q2020

15

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	1Q2020	1Q2019
Profit or loss		
Net interest income	103	123
Net fee and commission income	-1	-2
Investment income	0	119
Other income	-22	-8
Total income	**80**	**233**
Expenses excl. regulatory costs	42	96
Regulatory costs	0	0
Operating expenses	**42**	**96**
Gross result	**39**	**137**
Addition to loan loss provisions	3	0
Result before tax	**36**	**137**
of which:		
Income on capital surplus	-20	-9
Foreign currency exchange ratio hedging	120	152
Other Group Treasury	-35	-57
Group Treasury	66	86
Other Corporate Line	-30	51

Corporate Line posted a result before tax of €36 million in the first quarter of 2020, compared with €137 million in the first quarter of 2019. Total income decreased to €80 million from €233 million one year ago. This was primarily due to lower investment income, as the first quarter of 2019 had included a €119 million one-off gain from the release in the currency translation reserve related to the liquidation of a foreign-currency-denominated entity following the sale of ING's stake in Kotak Mahindra Bank. Net interest income decreased primarily due to lower income from foreign currency exchange ratio hedging, partly offset by the run-off in the legacy funding portfolio. Other income declined mainly due to lower income on capital surplus as a result of negative revaluation results on financial instruments. Operating expenses decreased by €54 million, as the first quarter of 2020 included the recognition of a value-added tax (VAT) refund, partly offset by higher KYC-related expenses.

Compared with the fourth quarter of 2019, which had also been supported by a VAT refund, the result before tax increased by €31 million. Income rose by €9 million, whereas operating expenses decreased by €24 million, mainly due to lower shareholder expenses and an IT-related impairment in the fourth quarter of 2019.

In the first quarter of 2020, the Group Treasury-related result before tax was €66 million compared with €86 million in the same quarter of the previous year. The income on capital surplus was €-20 million in the first quarter of 2020 versus €-9 million one year ago, mainly due to the negative revaluation results on financial instruments. The foreign currency exchange ratio hedging result was €120 million in the first quarter of 2020 versus €152 million in the first quarter of 2019. The €32 million decrease was mainly due to a lower capital charge received from ING's non-eurozone entities. The pre-tax result of Other Group Treasury amounted to €-35 million versus €-57 million in the year-ago quarter, and includes the isolated legacy funding costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. The improvement in the pre-tax result of Other Group Treasury versus the first quarter of 2019 was mainly due to the run-off in the legacy funding portfolio, partly offset by negative additional value adjustments.

The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, decreased to €-30 million from €51 million one year ago. This mainly reflects the aforementioned €119 million release in the currency translation reserve in the first quarter of 2019 and higher shareholder expenses. These factors were partly offset by the recognition of a VAT refund in the first quarter of 2020.

16 ING Press Release 1Q2020

Consolidated Balance Sheet

Consolidated balance sheet					
in € million	31 Mar. 20	31 Dec. 19		31 Mar. 20	31 Dec. 19
Assets			**Liabilities**		
Cash and balances with central banks	63,819	53,202	Deposits from banks	45,908	34,826
Loans and advances to banks	32,998	35,136	Customer deposits	586,193	574,433
Financial assets at fair value through profit or loss	119,543	96,187	- savings accounts	324,133	326,942
- trading assets	62,071	49,254	- credit balances on customer accounts	229,488	224,022
- non-trading derivatives	2,415	2,257	- corporate deposits	31,515	22,329
- designated as at fair value through profit or loss	2,793	3,076	- other	1,057	1,140
- mandatorily at fair value through profit or loss	52,264	41,600	Financial liabilities at fair value through profit or loss	97,692	77,942
Financial assets at fair value through OCI	37,607	34,468	- trading liabilities	44,794	28,042
- equity securities fair value through OCI	1,980	2,306	- non-trading derivatives	3,074	2,215
- debt securities fair value through OCI	34,102	30,483	- designated as at fair value through profit or loss	49,823	47,684
- loans and advances fair value through OCI	1,525	1,680	Other liabilities	18,150	14,766
Securities at amortised cost	47,534	46,108	Debt securities in issue	124,501	118,528
Loans and advances to customers	626,571	611,765	Subordinated loans	16,951	16,588
- customer lending	631,569	616,355	**Total liabilities**	**889,395**	**837,082**
- provision for loan losses	-4,998	-4,590			
Investments in associates and joint ventures	1,693	1,790	**Equity**		
Property and equipment	3,119	3,172	Shareholders' equity	54,334	53,769
Intangible assets	1,917	1,916	Non-controlling interests	956	893
Other assets	9,884	7,999	**Total equity**	**55,290**	**54,662**
Total assets	**944,685**	**891,744**	**Total liabilities and equity**	**944,685**	**891,744**

ING Group's total balance sheet increased by €52.9 billion to €944.7 billion in the first quarter of 2020, including €5.6 billion of negative currency impacts. The increase was mainly due to higher financial assets at fair value through profit or loss, customer lending, and cash and balances with central banks. On the liability side of the balance sheet, the main increases were in financial liabilities at fair value through profit or loss, customer deposits, deposits from banks, and debt securities in issue.

Net core customer lending increased by €12.3 billion in the first quarter of 2020, while the net growth in customer deposits was €9.2 billion. ING Group's loan-to-deposit ratio was 1.07 at the end of March 2020.

Cash and balances with central banks

Cash and balances with central banks increased by €10.6 billion to €63.8 billion. The increase was mainly driven by higher short-term deposits placed with ING, partly related to uncertainties in the economy and in financial markets.

Loans and advances to and deposits from banks

Loans and advances to banks decreased by €2.1 billion to €33.0 billion. Deposits from banks increased by €11.1 billion to €45.9 billion. The increase mainly concerned higher short-term deposits.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss increased by €23.4 billion to €119.5 billion, after a relatively low year-end 2019 position. The quarterly increase was mainly due to €12.8 billion of higher trading assets (largely derivatives) and €10.7 billion of additional financial assets mandatorily at fair value through profit or loss (reverse repos). Financial liabilities at fair value through profit or loss increased by €19.8 billion, approximately mirroring the development on the asset side of the balance sheet, with €16.8 billion of higher trading liabilities (mostly trading derivatives and repos) and €2.1 billion of higher designated financial liabilities at fair value through profit or loss (repo activity). Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) increased by €3.1 billion to €37.6 billion, including €3.6 billion more debt securities, which mainly reflect investments in US Treasuries and in short-term paper. In addition, the value of the existing portfolio rose due to a drop in yields.

Loans and advances to customers

Loans and advances to customers increased by €14.8 billion to €626.6 billion. This was due to €15.2 billion of customer lending growth, which was only partly offset by €0.4 billion of higher provisions for loan losses. When adjusted for €4.8 billion of negative currency impacts, customer lending

ING Press Release 1Q2020

17

Consolidated Balance Sheet

increased by €20.0 billion. Furthermore, when also excluding €7.6 billion of short-term lending growth in Treasury, a €0.3 billion decline in the WUB and Lease run-off portfolios, and €0.3 billion of positive valuation adjustment in hedged mortgages, net core lending increased by €12.3 billion. Net core lending at Wholesale Banking grew by €9.4 billion, mainly driven by a €11.2 billion increase in the product group Lending, while Trade & Commodity Finance (within Daily Banking & Trade Finance) recorded a €2.1 billion decrease, mainly due to lower oil prices. Retail Banking increased net core lending by €2.9 billion, including €0.7 billion of growth in residential mortgages driven by Retail Challengers & Growth Markets.

Other assets/liabilities

Other assets increased by €1.9 billion and other liabilities by €3.4 billion. Both increases were mainly due to higher financial transactions pending settlement.

Customer deposits

Customer deposits increased by €11.8 billion to €586.2 billion. When adjusted for €6.3 billion of negative currency impacts and a €8.9 billion increase in clients' short-term Treasury deposits, net customer deposits grew by €9.2 billion. Net customer deposits in Wholesale Banking rose by €6.0 billion, including €4.6 billion of higher balances in Payments & Cash Management and a €2.0 billion increase in Financial Markets, attributable to money markets activities. In Retail Banking, net customer deposits increased by €3.2 billion, driven by €5.5 billion of higher balances in current accounts, partly offset by €2.3 billion of lower savings and deposits.

Debt securities in issue

Debt securities in issue increased by €6.0 billion to €124.5 billion due to €6.7 billion of higher certificates of deposit/commercial paper (CD/CPs), while other debt securities, mainly long-term debt, decreased by €0.8 billion.

Subordinated loans

Subordinated loans increased by €0.4 billion to €17.0 billion. The increase mainly relates to currency impacts and the issuance of a $750 million Additional Tier 1 instrument on 28 February 2020, partly offset by the $1.0 billion redemption of an ING Bank Tier 2 instrument in February 2020.

Shareholders' equity

Shareholders' equity increased by €0.6 billion to €54.3 billion. This mainly reflects the first-quarter 2020 net result of €670 million, and increases in the liability credit reserve (€464 million, which concerns the valuation adjustments of financial liabilities designated as at fair value through profit or loss related to changes in own credit risk) and cashflow hedge reserve (€359 million), which were only partly offset by €322 million of negative unrealised revaluations of equity securities (mainly due to a decrease of the valuation of our stake in Bank of Beijing), as well as a €598 million decrease of the currency translation reserve.

Change in shareholders' equity		
in € million	1Q2020	4Q2019
Shareholders' equity beginning of period	**53,769**	**53,512**
Net result for the period	670	880
Unrealised revaluations of equity securities	-322	110
Unrealised revaluations of debt instruments	-171	-22
Realised gains/losses debt instruments transferred to profit or loss	-15	5
Change in cashflow hedge reserve	359	-551
Realised and unrealised other revaluations	-5	4
Change in liability credit reserve	464	-27
Defined benefit remeasurement	169	84
Exchange rate differences	-598	-264
Change in treasury shares	4	-4
Change in employee stock options and share plans	9	8
Changes in the composition of the group	0	24
Dividend	0	0
Other changes	1	11
Total changes	**564**	**258**
Shareholders' equity end of period	**54,334**	**53,769**

Shareholders' equity		
in € million	31 Mar. 20	31 Dec. 19
Share premium/capital	17,127	17,117
Revaluation reserve equity securities	1,258	1,580
Revaluation reserve debt instruments	113	299
Revaluation reserve cashflow hedge	1,567	1,208
Other revaluation reserves	248	253
Defined benefit remeasurement reserve	-167	-336
Currency translation reserve	-2,677	-2,079
Treasury shares	-6	-10
Liability credit reserve	350	-114
Retained earnings and other reserves	35,852	31,071
Net result year to date	670	4,781
Total	**54,334**	**53,769**

Shareholders' equity per share increased to €13.93 as of 31 March 2020 from €13.80 as of 31 December 2019.

18

ING Press Release 1Q2020

Risk Management

ING Group: Total credit outstandings

	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	31 Mar. 2020	31 Dec. 2019	31 Mar. 2020	31 Dec. 2019	31 Mar. 2020	31 Dec. 2019	31 Mar. 2020	31 Dec. 2019	31 Mar. 2020	31 Dec. 2019
Residential mortgages Netherlands	114,411	115,083	5,830	5,700	5.1%	5.0%	1,043	755	0.9%	0.7%
Other lending Netherlands	45,073	44,739	5,223	5,127	11.6%	11.5%	1,287	1,363	2.9%	3.0%
of which business lending Netherlands	26,594	26,376	3,742	3,721	14.1%	14.1%	1,033	1,066	3.9%	4.0%
Residential mortgages Belgium	41,164	41,123	3,643	3,953	8.9%	9.6%	1,354	1,049	3.3%	2.6%
Other lending Belgium	58,488	57,605	4,141	4,244	7.1%	7.4%	1,829	1,646	3.1%	2.9%
of which business lending Belgium	44,398	44,469	3,064	3,063	6.9%	6.9%	1,464	1,341	3.3%	3.0%
Retail Benelux	**259,137**	**258,550**	**18,838**	**19,025**	**7.3%**	**7.4%**	**5,514**	**4,813**	**2.1%**	**1.9%**
Residential mortgages Germany	75,285	75,080	1,488	1,567	2.0%	2.1%	389	339	0.5%	0.5%
Other lending Germany	16,270	17,747	853	909	5.2%	5.1%	305	244	1.9%	1.4%
Residential mortgages Other C&G Markets	66,855	70,234	1,603	1,515	2.4%	2.2%	487	515	0.7%	0.7%
Other lending Other C&G Markets	32,521	32,601	2,467	2,912	7.6%	8.9%	1,514	1,383	4.7%	4.2%
Retail Challengers & Growth Markets	**190,930**	**195,662**	**6,411**	**6,903**	**3.4%**	**3.5%**	**2,696**	**2,482**	**1.4%**	**1.3%**
Lending	175,151	163,051	13,848	9,206	7.9%	5.6%	2,515	2,257	1.4%	1.4%
Daily Banking & Trade Finance	65,388	69,821	2,112	1,708	3.2%	2.4%	576	433	0.9%	0.6%
Financial Markets	10,521	5,776	33	22	0.3%	0.4%	-	-	0.0%	0.0%
Treasury & Other	9,370	7,575	427	352	4.6%	4.6%	162	166	1.7%	2.2%
Wholesale Banking	**260,431**	**246,223**	**16,421**	**11,287**	**6.3%**	**4.6%**	**3,253**	**2,856**	**1.2%**	**1.2%**
Total loan book	**710,498**	**700,434**	**41,669**	**37,215**	**5.9%**	**5.3%**	**11,463**	**10,151**	**1.6%**	**1.4%**

Lending and money market credit outstandings, including guarantees and letters of credit, but excluding undrawn committed exposures (off -balance positions) and Corporate Line.

ING Group's Stage 2 ratio and Stage 3 ratio increased to 5.9% and 1.6%, respectively, in the first quarter of 2020, reflecting the macro-economic conditions and implementation of the new Definition of Default.

Covid-19

ING is closely monitoring the development of the ongoing Covid-19 pandemic and consequent lockdown measures to contain the pandemic. Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions have been implemented and will be adapted as necessary as we support our customers during these challenging times. Our staff is largely working from home and supported with the appropriate tools. A specific working from home operational risk assessment has been performed and issues resolved or mitigated.

Credit risk management

Various measures have been taken by governments – such as tax payment deferrals, wage support or guarantees for business loans – to cushion the economic impact of various lockdown measures. As a result, ING has implemented payment holiday schemes and provided Covid-19 credit facilities partially covered by government guarantees. In line with the guidance from European regulators and bank supervisors (EBA, ESMA and ECB), these payment holiday schemes are not automatically considered as forbearance and/or a Stage 2 trigger. ING carefully assesses the creditworthiness of the customer and, if deemed necessary, credit facilities are qualified as forborne and/or moved to Stage 2.

The Stage 2 credit outstandings increased by €4.5 billion to €41.7 billion, mainly within Wholesale Banking Lending reflecting the potential economic implications related to the Covid-19 pandemic and the drop in oil prices. Consequently, the Stage 2 ratio increased to 5.9% in the first quarter of 2020 from 5.3% in the previous quarter.

ING Group's Stage 3 ratio, which represents Stage 3 credit-impaired assets as a percentage of total credit outstandings, increased to 1.6% in the first quarter of 2020 from 1.4% in the previous quarter. The Stage 3 ratio for Wholesale Banking remained stable overall despite increases in sectors Commodities, Food & Agri (from 1.5% to 2.2%) and Transportation, Logistics & Automotive (from 0.7% to 0.9%). The Stage 3 ratio for both Retail Banking business lines increased, reflecting the implementation of the new Definition of Default (DoD) in February 2020. The new DoD

ING Bank: Stock of provisions[1]

in € million	31 Mar. 2020	31 Dec. 2019	Change
Stage 1 12-month ECL	458	490	-31
Stage 2 Lifetime ECL not credit impaired	1,131	881	250
Stage 3 Lifetime ECL credit impaired	3,459	3,273	186
Purchased credit impaired	3	1	2
Total	**5,052**	**4,645**	**407**

[1] At the end of March 2020, the stock of provisions included provisions for loans and advances to central banks (€4 million), loans and advances to banks (€8 million), financial assets at FVOCI (€8 million), securities at amortised cost (€8 million), provisions for loans and advances to customers (€4,998 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€26 million).

ING Press Release 1Q2020

19

Risk Management

rules resulted in an increase of Stage 3 credit outstandings of €1.2 billion and impacted all the segments/products in Retail Banking (mortgages, business lending and consumer lending).

In the first quarter, ING Group's stock of provisions increased by €0.4 billion to €5.1 billion. The increase is mainly attributable to overlays for the more negative macro-economic forecast and our reserve-based lending portfolio in Stage 2 (collective provision). Furthermore, provisions in Stage 3 increased mainly due to some individual files in the Oil and Gas sector. The Stage 3 coverage ratio decreased to 30.2% from 32.2% in the previous quarter. ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project and asset-based finance, and real estate finance.

The macro-economic scenario used for the LLP Stage 2 provisioning was the end of March consensus scenario assuming a decline over 2020 and a recovery in 2021. The scenario is based on the consensus methodology that we use in our normal procedure. On top of that we use our own expert opinion on specific sectors for collective provisioning. In takes into account the lockdown regimes and social distancing restrictions. Since closing the books on the quarter we recognise a deterioration of the macro-economic indicators.

Market risk

In the first quarter of 2020, the average Value-at-Risk (VaR) for ING Group's trading portfolio increased to €22 million from €11 million in the previous quarter, mainly due to CVA hedges and increased market volatility. Compared with the fourth quarter of 2019, the minimum of the total overnight VaR increased to €12 million from €8 million, and also the maximum rose to €52 million from €15 million.

ING Group: Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	6	2	4
Equities	1	14	2	4
Interest rate	12	39	19	36
Credit spread	4	31	9	25
Diversification			-9	-23
Total VaR[1]	**12**	**52**	**22**	**47**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

ING is also aware, including as a result of media reports, that other parties, among other things, review the settlement process, may seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed or may file requests to reconsider the Prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees in court, or have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch Bankers Oath.

Also as previously disclosed in March 2019, ING was informed by the Banca d'Italia of their report containing their conclusions regarding shortcomings in AML processes at ING's Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019.

ING Italy has been engaged in discussions with Banca d'Italia and Italian judiciary authorities. In February 2020, the Italian court confirmed and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit. In addition, in February 2020, the Banca d'Italia imposed an administrative fine on ING Italy. Both amounts were already provisioned in previous quarters.

In line with the enhancement programme announced in 2018, ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d'Italia. In consultation and in agreement with the Banca d'Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d'Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identified.

ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. With respect to this, a programme was already started in 2017, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, and knowledge and behaviour.

20 ING Press Release 1Q2020

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Mar. 2020	31 Dec. 2019
Shareholders' equity (parent)	54,334	53,769
- Interim profit not included in CET1 capital[1]	-1,754	-1,754
- Other regulatory adjustments	-5,732	-4,464
Regulatory adjustments	-7,485	-6,217
Available common equity Tier 1 capital	**46,848**	**47,552**
Additional Tier 1 securities[2]	6,195	6,916
Regulatory adjustments additional Tier 1	52	51
Available Tier 1 capital	**53,095**	**54,519**
Supplementary capital - Tier 2 bonds[3]	8,288	8,943
Regulatory adjustments Tier 2	-798	-1,158
Available BIS capital	**60,585**	**62,303**
Risk-weighted assets	335,375	326,414
Common equity Tier 1 ratio	**14.0%**	**14.6%**
Tier 1 ratio	15.8%	16.7%
Total capital ratio	18.1%	19.1%
Leverage Ratio	**4.3%**	**4.6%**

[1] The interim profit not included in CET1 capital as per 31 March 2020 (€1,754 million) fully relates to 2019.
[2] Including €5,213 million which is CRR/CRD IV-compliant (4Q2019: €5,312 million), and €982 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2019: €1,604 million).
[3] Including €8,137 million which is CRR/CRD IV-compliant (4Q2019: €8,789 million), and €151 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2019: €153 million).

ING Group remained strongly capitalised with a CET1 ratio of 14.0%, well ahead of the regulatory requirements. The ratio was impacted negatively by strong market fluctuations and an RWA increase. In response to Covid-19, capital relief measures have been introduced. The liquidity position remained robust with a Liquidity Coverage Ratio (LCR) of 127%, stable versus the previous quarter.

Capital ratios

ING Group's CET1 ratio decreased to 14.0% in the first quarter of 2020. This was mainly due to a decrease in CET1 capital and higher risk-weighted assets (RWA) due to the implementation of the new Definition of Default as well as to volume growth. These factors were partially offset by a €6.6 billion release of the expected supervisory RWA increase taken in the fourth quarter.

ING Group's CET1 capital decreased by €0.7 billion to €46.8 billion. This was mainly due to a decrease of revaluation reserves (€0.5 billion) and a negative FX impact (€0.6 billion), which were not fully offset by the inclusion of €670 million of interim profits. The full amount of interim profits was added to the capital base in the first quarter.

ING Group's Tier 1 ratio (including grandfathered securities) decreased to 15.8% at the end of March 2020 as the successful issuance of a $750 million Additional Tier 1 instrument did not fully offset the removal of two Additional Tier 1 instruments after their redemptions were announced in March 2020 ($1.7 billion). The total capital ratio (including grandfathered securities) decreased to 18.1% due to the partial ($1.0 billion) redemption of an ING Bank Tier 2 instrument in February 2020.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The leverage ratio on 31 March 2020 was 4.3% versus 4.6% on 31 December 2019. The decrease was mainly attributable to an increase in the total balance sheet due to higher volumes in securities financing transactions, higher cash and balances with central banks, and higher loans and advances to customers.

Risk-weighted assets

At the end of March 2020, ING Group's total RWA amounted to €335.4 billion, up €9.0 billion from year-end 2019. At comparable FX rates, total RWA increased by €10.3 billion. Excluding the effect of FX rate changes, Credit RWA increased by €5.9 billion when compared to the previous quarter. The increase was mainly due to a €9.9 billion regulatory impact on RWA resulting from the implementation of the new Definition of Default. This was partially offset by a release of €6.6 billion of the expected supervisory RWA increase taken in the fourth quarter of 2019, reflecting the announced postponement of some pending TRIM impacts. Volumes grew by €5.1 billion, partially through lending growth in Retail and Wholesale Banking, including the Bank Treasury book.

Operational RWA decreased by €0.2 billion, remaining fairly stable. Market RWA increased by €4.5 billion due to significant market volatility, which resulted in higher (stressed) Value-at-Risk RWA.

ING Group: Composition of RWA		
in € billion	31 Mar. 2020	31 Dec. 2019
Credit RWA	287.4	282.8
Operational RWA	37.8	38.1
Market RWA	10.1	5.6
Total RWA	**335.4**	**326.4**

ING Press Release 1Q2020 21

Capital, Liquidity and Funding

Policy changes due to the Covid-19 pandemic

As a reaction to the ongoing global pandemic, the following relevant regulators have introduced a number of changes to regulatory capital requirements applicable to ING:

The DNB decreased ING Group's Systemic Risk Buffer requirement from 3.00% to 2.50%. Moreover, various competent authorities changed or removed Countercyclical Buffer (CCyB) requirements, which reduced the fully loaded CCyB for ING from 24 basis points to 3 basis points.

The ECB effectuated Art 104(a) CRDV as of this quarter, which essentially brings forward the possibility to cover Pillar 2 Requirements with a mix of own funds instead of CET1 only.

Consequentially, ING Group's fully loaded Total Capital MDA decreased from 15.49% to 14.78%. This also reduced the fully loaded CET1 requirement, which decreased from 11.99% to 10.51%, and the fully loaded Tier 1 requirement, which decreased from 13.49% to 12.34%.

ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement plus a comfortable management buffer.

The ECB provided some relief on RWA increases by postponing pending TRIM impacts by at least six months. The DNB further announced it is delaying the introduction of a floor for mortgage loan risk weighting.

The Basel Committee on Banking Supervision announced the postponement of the implementation date of Basel IV standards by one year to the beginning of 2023.

Dividend

ING Group announced in a press release on 30 March 2020 that it will suspend any payment of dividends on its ordinary shares until at least 1 October 2020. ING will review any further dividend announcements after 1 October 2020. The amount of €1,754 million which represents the final dividend payment over the year 2019 has not been added to the regulatory capital base. The 2020 interim dividend, normally paid in August, will also be postponed.

TLAC and MREL requirement

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 16% of RWA and 6% of TLAC Leverage (LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Groep N.V..

The reported TLAC surplus shown here is based on the leverage exposure requirements as these are currently more restrictive than the requirements based on RWA. ING Group meets the TLAC requirements with a TLAC ratio as per 31 March 2020 of 25.1% of RWA and 6.9% of TLAC Leverage. The decrease in the TLAC surplus is mainly explained by a higher exposure measure.

ING Group: TLAC requirement

in € million	31 Mar. 2020	31 Dec. 2019
TLAC capacity	84,328	85,910
TLAC (as a percentage of RWA)	25.1%	26.3%
TLAC (as a percentage of leverage exposure)	6.9%	7.2%
TLAC surplus (shortage) based on LR	**10,913**	**14,730**
TLAC surplus (shortage) based on RWA	**30,668**	**33,684**

ING Groep N.V. has received in the first quarter of 2020 formal notification from the DNB of its updated MREL requirement as determined by the SRB. This requirement supersedes the previous one communicated in June 2018. ING Group shall comply with MREL on a consolidated basis at the level of 28.58% of RWA (based on 2017 RWA figures), which shall be reached by 31 December 2023. The requirement is in line with our expectations. ING Group aims to fully meet its MREL requirement at the end of the transition period.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). ING's 12-month moving average LCR remained stable at 127% in the first quarter of 2020, mainly due to the fact that HQLA and net outflows increased at the same pace.

LCR 12-month moving average

in € billion	31 Mar. 2020	31 Dec. 2019
Level 1	125.6	124.9
Level 2A	5.4	4.8
Level 2B	4.6	4.3
Total HQLA	**135.6**	**134.0**
Stressed Outflow	**200.5**	**198.5**
Stressed Inflow	**93.5**	**92.8**
LCR	**127%**	**127%**

ING's funding is well-diversified. It consists mainly of retail deposits, in addition to corporate deposits and long-term debt, including capital. This combination creates a stable source of long-term funding. Compared to the fourth quarter of 2019, the funding mix was largely unchanged in the first quarter of 2020.

ING Group: Loan-to-deposit ratio and funding mix

In %	31 Mar. 2020	31 Dec. 2019
Loan-to-deposit ratio	1.07	1.06
Key figures		
Customer deposits (retail)	49%	51%
Customer deposits (corporate)	21%	21%
Lending / repurchase agreement	6%	5%
Interbank	5%	5%
CD/CP	6%	5%
Long-term senior debt	10%	11%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

The long-term debt position decreased by €2.2 billion. ING issued €1.25 billion of covered bond instruments in the

22

ING Press Release 1Q2020

Capital, Liquidity and Funding

first quarter. This was offset by €2.6 billion of contractual maturities. The remainder of the decrease was due to other movements, including FX rates changes.

Long-term debt maturity ladder per currency, 31 March 2020

in € billion	Total	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	62	7	9	8	5	1	4	5	22
USD	21	2	2	4	3	1	0	1	7
Other	9	1	2	1	1	1	0	1	1
Total	**92**	**10**	**14**	**13**	**9**	**3**	**4**	**8**	**30**

Of the €92 billion of outstanding long-term debt, €62 billion is denominated in euro and €21 billion in US dollar.

Ratings

The ratings from S&P, Moody's and Fitch remained unchanged in the quarter. Fitch changed its outlook on both ING Group and ING Bank to 'Rating Watch Negative' (RWN) on 1 April 2020. Standard & Poor's changed its outlook for ING Group to 'Negative' on 23 April 2020.

Main credit ratings of ING on 7 May 2020

	Standard & Poor's		Moody's		Fitch	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Negative	Baa1	Stable	A+	RWN
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	RWN

ING Press Release 1Q2020

23

ING Press Release 1Q2020 Appendix Economic Environment Economic activity Following the escalation of the global Covid - 19 pandemic, businesses signalled in March a significant contraction in overall activity in the US and eurozone. The decline in purchasing managers’ confidence indices was the steepest on record. Index 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 31 Mar. 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 Eurozone composite PMI US composite PMI 65 55 45 35 25 Interest rates Interest rates dropped to, or remained at, already historic lows on the back of central bank measures . The US Federal Reserve reduced the Fed Funds rate to 0 % and launched a new round of quantitative easing entailing purchases of, among others, US Treasuries and mortgage - backed securities. The ECB increased its existing Asset Purchase Program by €750 billion across both sovereign and corporate debt securities. Percentages Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank 4 3 2 1 0 - 1 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 31 Mar. 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 Euro - dollar Volatility in the euro - dollar exchange rate increased somewhat as the Covid - 19 crisis escalated. However, overall, the safe - haven US currency appreciated slightly vis - à - vis the euro. USD per 1 EUR 1.1 1.2 1.3 1 . 0 1 Jan . 1 Apr . 1 July 1 Oct . 1 Jan . 1 Apr . 1 July 1 Oct . 1 Jan . 31 Mar . 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 EUR/USD Consumer confidence In March, eurozone consumer confidence experienced its largest monthly drop ever, reflecting the initial impact of the economic fallout caused by preventive measures aimed at containing the spread of Covid - 19. Index 5 0 - 5 - 10 - 15 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 31 Mar. 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 C - ,m"#,!# ',"'!a2 - 0 Stock markets Stock markets dropped sharply after Covid - 19 continued to spread around the world and governments increasingly introduced measures to contain the outbreak. Markets stabilised somewhat as authorities around the world formulated unprecedented responses – both on the fiscal and monetary fronts – to alleviate the impact of the economic fallout caused by preventive measures aimed at containing the spread of Covid - 19. Index 3,000 4,000 1,000 200 2,000 400 600 800 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 31 Mar. 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 S&P 500 (lhs) Europe Stoxx 600 (rhs) Credit spreads Credit spreads increased sharply as the economic outlook vastly deteriorated in light of the Covid - 19 pandemic. Basis points 200 150 100 50 0 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 31 Mar. 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) Source: ING Economics Department 24

Appendix

Consolidated profit or loss account: ING Group

Profit or loss account

	Total		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019
Net interest income	3,501	3,483	2,461	2,429	937	930	103	123
Net fee and commission income	783	675	487	415	297	262	-1	-2
Investment income	21	150	18	23	4	8	0	119
Other income	205	268	195	169	33	106	-22	-8
Total income	**4,511**	**4,576**	**3,160**	**3,036**	**1,270**	**1,307**	**80**	**233**
Expenses excl. regulatory costs	2,307	2,272	1,597	1,537	669	640	42	96
Regulatory costs	526	515	396	383	130	132	-0	-0
Operating expenses	**2,833**	**2,787**	**1,992**	**1,920**	**799**	**771**	**42**	**96**
Gross result	**1,678**	**1,789**	**1,168**	**1,116**	**471**	**536**	**39**	**137**
Addition to loan loss provisions	661	207	285	136	373	71	3	-0
Result before tax	**1,017**	**1,582**	**883**	**980**	**98**	**465**	**36**	**137**
Taxation	329	443	239	262	33	148	57	32
Non-controlling interests	17	21	14	17	4	3	-0	-0
Net result	**670**	**1,119**	**630**	**701**	**61**	**313**	**-20**	**105**

Profitability and efficiency

	Total		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019
Cost/income ratio	62.8%	60.9%	63.0%	63.2%	62.9%	59.0%	n.a.	n.a.
Return on IFRS-EU equity[1]	5.1%	9.0%						

[1] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

ING Press Release 1Q2020 25

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

In € million	Total 1Q2020	Total 1Q2019	Netherlands 1Q2020	Netherlands 1Q2019	Belgium 1Q2020	Belgium 1Q2019	Germany 1Q2020	Germany 1Q2019	Other Challengers 1Q2020	Other Challengers 1Q2019	Growth Markets[1] 1Q2020	Growth Markets[1] 1Q2019	Wholesale Banking Rest of World[1] 1Q2020	Wholesale Banking Rest of World[1] 1Q2019	Other[2] 1Q2020	Other[2] 1Q2019
Net interest income	3,501	3,483	1,056	1,035	556	551	525	525	449	441	410	409	405	401	101	121
Net fee and commission income	783	675	255	244	149	129	110	65	70	68	69	74	131	98	-1	-3
Investment income	21	150	2	3	18	10	0	13	0	1	0	4	0	0	0	120
Other income	205	268	6	0	-3	59	41	53	21	-6	100	82	61	84	-21	-5
Total income	**4,511**	**4,576**	**1,319**	**1,282**	**720**	**748**	**676**	**656**	**541**	**505**	**579**	**569**	**597**	**583**	**79**	**233**
Expenses excl. regulatory costs	2,307	2,272	650	640	441	409	296	277	308	296	271	256	300	299	42	97
Regulatory costs	526	515	121	116	211	207	43	56	26	26	72	63	53	48	0	-0
Operating expenses	**2,833**	**2,787**	**771**	**756**	**652**	**615**	**339**	**333**	**334**	**321**	**343**	**319**	**353**	**346**	**42**	**97**
Gross result	**1,678**	**1,789**	**548**	**526**	**68**	**133**	**337**	**323**	**207**	**183**	**237**	**250**	**244**	**237**	**37**	**137**
Addition to loan loss provisions	661	207	64	23	144	77	13	-18	75	44	87	60	276	21	3	-0
Result before tax	**1,017**	**1,582**	**484**	**503**	**-76**	**56**	**324**	**341**	**132**	**139**	**150**	**191**	**-32**	**216**	**34**	**137**
Retail Banking	883	980	554	533	-92	33	232	201	64	72	125	141	-	-	-	-
Wholesale Banking	98	465	-70	-31	16	22	92	141	68	67	26	49	-32	216	-2	-0
Corporate Line	36	137	-	-	-	-	-	-	-	-	-	-	-	-	36	137
Result before tax	**1,017**	**1,582**	**484**	**503**	**-76**	**56**	**324**	**341**	**132**	**139**	**150**	**191**	**-32**	**216**	**34**	**137**
Taxation	329	443	110	125	-13	13	100	121	45	51	39	42	-7	64	56	27
Non-controlling interests	17	21	-0	0	0	0	1	1	-	-	17	20	-	-	-0	-0
Net result	**670**	**1,119**	**374**	**378**	**-63**	**42**	**223**	**220**	**88**	**88**	**95**	**129**	**-25**	**152**	**-22**	**109**
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	294.6	291.6	112.2	112.7	39.1	38.5	76.4	73.9	54.8	56.2	12.0	10.4	0.0	0.0	0.0	0.0
Other lending	337.0	318.7	77.7	76.1	70.8	67.8	45.1	45.5	32.9	31.4	27.2	27.3	82.9	70.2	0.4	0.4
Customer deposits	586.2	561.4	188.1	170.8	109.9	104.0	138.4	138.2	92.5	95.6	43.9	39.3	13.5	13.4	0.0	0.0
Profitability and efficiency																
Cost/income ratio	62.8%	60.9%	58.5%	59.0%	90.5%	82.2%	50.1%	50.7%	61.7%	63.7%	59.1%	56.1%	59.2%	59.4%	53.6%	41.5%
Return on equity based on 13.5% CET1[3]	6.2%	10.8%	14.1%	15.6%	-3.3%	2.3%	14.2%	15.2%	7.3%	7.5%	7.5%	10.7%	-1.1%	6.9%	-24.6%	106.6%
Employees (internal FTEs, end of period)	55,452	52,658	16,217	14,834	9,105	9,324	5,677	5,226	5,817	5,058	14,910	14,520	3,716	3,689	9	6
Risk																
Risk costs in bps of average customer lending	42	14	14	5	53	29	4	-6	34	20	88	64	144	12	196	-5
Risk-weighted assets (end of period, in € billion)	335.4	311.9	78.8	71.4	58.5	54.2	47.0	42.6	35.0	34.9	44.0	40.0	69.3	65.6	2.7	3.2

[1] As from 2020 financials of Philippines are reported in Growth Markets while previously Wholesale Banking in Philippines was reported in WB Rest of World, historical figures have been adjusted.
[2] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[3] After-tax return divided by average equity based on 13.5% of RWA (annualised).

26

ING Press Release 1Q2020

27 ING Press Release 1Q2020 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2019 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid - 19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non - compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction. ING profile ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 55,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A - list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 1Q2020 results can be found at www.ing.com/1q2020, including a video with CEO Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.